HandStack P.B.C.
Drive sales with interactive text message conversations



Business Summary: HandStack enables brands to drive sales with conversations. Today's consumers want more than a personalized email or webpage - they crave personalized interactions with the brand. For a long time, scaling personal interactions was nearly impossible due to technological limitations. With HandStack, marketers can finally provide 1-on-1 interactions that are personal and genuine.

Product/Services: HandStack is a powerful peer-to-peer text messaging platform and layer that enables brands to have millions of conversations in minutes. Our platform allows users to easily respond to thousands of replies. HandStack is a fully TCPA compliant manual texting platform that allows companies to initiate conversations with consumers.

Market Opportunity: In 2014, premium A2P and P2A messaging market was $55B, and it is projected to reach $71B by 2021.

Out of the world's total 7.4B mobile connections, 3.6B are associated with not-smartphones meaning text message still reaches almost twice as many customers as any other mobile marketing medium. However, only 16% of all SMS exchanges in the world are with businesses, leaving an ample opportunity for HandStack to expand text marketing.

Customers: B2C Marketers: Media buyers looking to spend more than $10,000 per campaign to reach new audience in addition to their Facebook and Google Adwords strategy.

B2C CRM teams: CIOs and CRM teams with more than 1,000 contacts in the database looking to advance their personalization effort while exploring conversational commerce strategy.

Sales/Marketing Strategy: We have a strong outbound sales program for internally driven sales. We leverage our channel partners in each vertical to scale fast and dominate the industry. We also partner with mobile marketing publications, providing thought leadership and advice on reaching people in this media-rich and attention-poor environment.

Market Landscape: There are 2 types of solutions currently available in the market: one-on-one messaging system (Trumpia, Zipwhip) and mass texting system (ezText). None of these solutions tackle the heart of the problem: ability to scale one-on-one interaction without making it seem mass-sent and robotic. Handstack helps B2C companies reach new audience, increase conversion, and drive revenue.

Company Profile

Industry: Internet/Tech
Website: handstack.com
Team: 6
Founded: 08/28/2015

Contact
jess@handstack.com
310-497-2025

Executive Team
Jessica Lee, CEO and founder

Additional Investors
500 Startups LLP